October 3, 2006

Mellissa Campbell Duru
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 0408
450 Fifth Street NW
Washington, D.C. 20549

Re:   Boots & Coots International Well Control, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed March 20, 2006
File No. 333-132577

Dear Ms. Duru:

Thank you for the comments included in your letter dated April 17, 2006. I am providing the enclosed responses on behalf of Boots & Coots International Well Control, Inc. Each of your comments is reproduced below, with specific responses in boldface print following each comment.

General

1.   We note the filing of the Form 10-K for the fiscal year ended December 31, 2005. Please update the disclosure under “Experts” accordingly and specifically incorporate the Form 10-K for the most recent fiscal year in the disclosure under the heading “Where you can find more information.” For further guidance, please refer to the Manual of Telephone Interpretations, H.69.

Response:

Under the heading “Where You Can Find More Information”, we have incorporated by reference the Form 10-K for the fiscal year ended December 31, 2005, as well as the Forms 8-K and Forms 10-Q (and any amendments thereto) filed with the Commission since December 31, 2005. We have likewise updated the disclosure under the heading “Experts” accordingly.

Risk Factors, page 3

General

2.   We note that your auditor has identified a material weakness in internal controls with respect to your Venezuelan operations. In light of the fact that this weakness was initially discovered and reported at the end of fiscal 2004 and that it continues to be a problem through the end of fiscal 2005, include a risk factor that addresses the problems you are encountering in remedying the weakness and the risk to your operations, if material, that is caused by the presence of this ongoing weakness.

Mellissa Duru
October 3, 2006

Response:

We have addressed your comment by adding a risk factor entitled “Lack of effective internal control over financial reporting could result in an inability to accurately report our financial results that could lead to a loss of investor confidence in our financial reports and have an adverse effect on our stock price”.

3.   In light of recent events involving foreign oil companies operating in Venezuela, actions taken by the Government of Venezuela vis-à-vis such oil companies and changes to the terms under which such oil companies may continue to operate in Venezuela, revise your risk factor discussion to disclose the material risk to your operations stemming from actions that impact the oil companies you service. Alternatively, explain to us why such a risk factor is not applicable to you.

Response:

We have revised the risk factor entitled “Disruptions in the political and economic conditions of the foreign countries in which we operate expose us to risks that may have a material adverse effect on our business” to add disclosure intended to address the risks you have identified.

Please do not hesitate to call with any questions or additional comments regarding the preliminary proxy statement or this letter. I can be reached at (713) 951-5807.

Very truly yours,

/s/ William T. Heller IV
William T. Heller IV